

November 4, 2011

<u>Via Email</u>
Lisa F. Campbell
Executive Vice President, Chief Financial Officer
and Chief Operating Officer
New Century Bancorp
700 W. Cumberland Street
Dunn, NC 28334

      Re: **New Century Bancorp**
              Form 10-K for Fiscal Year Ended
              December 31, 2010
              Filed April 1, 2011
              File No. 0-50400

Dear Ms. Campbell:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ John P. Nolan

                          John P. Nolan
                          Senior Assistant Chief Accountant